September 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attention: SEC Corporate Finance Team

Re:	Hartford Creative Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1, as amended
Filed on September 9, 2025
File No. 333-285158

Ladies and Gentlemen,

Pursuant to the letter dated September 10, 2025 from Hartford Creative Group, Inc. (the “Company”) and the letter dated September 10, 2025 from WallachBeth Capital LLC (the “Underwriter”), the Company and Underwriter had requested that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on September 12, 2025, or as soon thereafter as practicable. The Company and Underwriter hereby requests to amend its aforementioned request to accelerate the effectiveness of such Registration Statement on September 12, 2025 and now requests the effectiveness of such Registration Statement to become effective at 4:00 p.m. Washington D.C. time on September 11, 2025.

Please contact Michael Blankenship of Winston & Strawn LLP, counsel to the Company, at (713) 651-2678 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

Hartford Creative Group, Inc.

By:	/s/ Sheng-Yih Chang
Name:	Sheng-Yih Chang
Title:	Chief Executive Officer

WallachBeth Capital LLC

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Chief Compliance Officer

cc:	Michael Blankenship, Esq., Winston & Strawn LLP